

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 5, 2009

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Thomas H. Ross, President
Sovereign Emerging Biomedical Fund, Inc.
205 Worth Avenue, Suite 201
Palm Beach, FL 33480

> Re: Sovereign Emerging Biomedical Fund, Inc. (the "Fund")
> File Numbers: 811-22258 and 333-155982

Dear Mr. Ross:

Pursuant to Rule 479 promulgated under the Securities Act of 1933, this is to notify you that the registration statement of the Fund has been on file with the Commission for more than nine months. Your failure to file a substantive amendment, withdraw the registration statement, or furnish a satisfactory explanation as to why this cannot be done within 30 days from the date of this notice may result in an order by the Commission declaring the registration statement abandoned. If you have any questions, please contact Kevin Rupert at 202-551-6966.

Sincerely,

Richard Pfordte
Branch Chief

cc: David Otto, Esq.
Otto Law Group
601 Union Street, Suite 4500
Seattle, Wash 98101